Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

March 3, 2016

Colleagues,

For the past five years one of our most important priorities has been to strengthen and evolve our R&D operating model in ways that enable us to create the next wave of innovative medicines and vaccines for patients.

To accomplish this we have prioritized our pipeline investments by sharpening our focus on the core therapeutic areas with the highest probability of success, streamlined our structure to achieve a more efficient cost base with high-quality development programs, and created a dedicated R&D organization within the Global Established Pharma (GEP) business.

Creating a best-in-class development capability

Our next step in the journey to build an industry-leading innovation engine will focus on achieving a truly best-in-class development capability that delivers high-quality, efficient, and well-executed clinical programs. To achieve this goal, we are creating a new, unified center for late-stage development for our innovative products called the Global Product Development group. This organization will bring together the Global Innovative Pharma (GIP) and Oncology development groups as well as the Development Operations team that today sits in Worldwide Research and Development (WRD). This new organization will accelerate our effort to create an industry-leading development capability by enabling greater speed, greater cost efficiencies, and reduced complexity across our development organizations.

Importantly, this evolution of our model will continue to build on the close connection that exists between our Medicines Development groups and the Commercial organizations, ensuring that we preserve the specialized clinical expertise in our priority therapeutic areas and joint accountability for portfolio decision-making.

The formation of the Global Product Development group will accelerate the “Development Efficiencies” work to enable more efficient and effective development and enhance our ability to accelerate and progress assets through our pipeline.

Drawing from a deep bench of talent

I am pleased to share that Rod MacKenzie, currently Group Senior Vice President of PharmaTherapeutics R&D, will lead the new organization as Chief Development Officer.

Rod brings to this role extensive experience as a research scientist and has led drug development and safety in numerous leadership positions throughout his career. With his extensive knowledge and deep scientific background Rod has the skills needed to build and lead a single unified platform that will drive a high-quality, efficient drug development process. Rod assumes his new position immediately and, following the closing of the Allergan transaction, he will report to Brent Saunders. In the interim, Rod will report directly to me.

Reporting immediately to Rod will be Patrizia Cavazzoni, who heads the Worldwide Development Operations team; Mace Rothenberg, who heads development for Oncology; and Ken Verburg, who leads development for Global Innovative Pharma. Through the integration process these leaders, as well as leaders from the late stage development team at Allergan that are part of David Nicholson’s organization today, will work closely with Rod and David on a final organizational design, as well as process and governance improvements. Fundamental to this work will be an unwavering commitment to preserve the existing close working relationships between the research, development, and commercial organizations.

I am also pleased to announce that David Nicholson, currently Executive Vice President, Brand R&D at Allergan, will take on a new role as Senior Vice President, Research & Development Head for GEP upon the closing of the merger. David brings to this role 34 years of business and R&D experience, including more than 20 new medicine and device approvals attributed to teams he has led during his time in senior leadership positions at Allergan, Actavis, Bayer Crop Science, Merck, Schering-Plough, and Organon BioSciences. In addition, David’s extensive experience in anti-infectives, women’s health, CNS, biologics, and global drug development will be important additions as we continue to expand capabilities in GEP to become the world’s leading established products business. Following the close, David will report to John Young and will be a member of the GEP leadership team as we position GEP to generate potential sustainable growth.

Sumant Ramachandra, currently Senior Vice President R&D Head for GEP, will continue to lead the organization until the transaction closes. In the interim, Sumant will work in partnership with David on integration planning for the combined GEP R&D organization. We will continue to explore opportunities for Sumant within Pfizer that could leverage the experience, expertise, and leadership capabilities that he has demonstrated since he assumed this role following the acquisition of Hospira last year.

I am confident that these changes will create a stronger and more efficient R&D engine across our Innovative and Established businesses, enhance our ability to achieve our mission of becoming the world’s premier biopharmaceutical company, and fulfill our purpose of bringing innovative therapies to patients around the world that significantly improve their lives.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC

CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

All content in these materials may be subject to completion of works council and / or trade union consultations and other local legal requirements.